Exhibit 1

For Immediate Release	2 September 2019

WPP PLC (“WPP”)

Voting rights and Capital 30 August 2019

WPP confirms that its capital consists of 1,332,703,852 ordinary shares with voting rights.

WPP holds 70,787,730 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,261,916,122 ordinary shares.

The figure 1,261,916,122 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, WPP under the FCA’s Disclosure and Transparency Rules.

Contact:

Chris Wade, WPP +44(0) 20 7282 4600

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